UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 31, 2006

Mr. Dana Coffield
President and Chief Executive Officer
Gran Tierra Energy Inc.
300, 611-10th Avenue S.W.
Calgary, Alberta T2R 0B2, Canada

      Re:	Gran Tierra Energy Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      	Filed August 8, 2006
      	File No. 333-132352
      	Response Letter dated August 8, 2006

Dear Mr. Coffield:

      We have reviewed your filing and have the following comments.
Our page references are to the redlined version of the amended
Form
SB-2. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please respond to the comments included in our letter dated
August
8, 2006 in conjunction with your response to the comments included in this letter.
2. Please update the financial information included in the registration statement to comply with Item 3-10(g) of Regulation S-B.
Please also correspondingly update your disclosure in the Management`s Discussion and Analysis section, specifically in the plan of operations and liquidity sections.
3. We note that you refer to the three private placements, two of which had multiple closings, discussed on page 2 of the Summary section by different terminology throughout the SB-2. Please revise your disclosure to used defined terms, and use them consistently throughout the document. We note especially that in several footnotes to the Selling Stockholders table on pages 21-26 the private placements are referred to as the "first offering," "second offering," and "third offering," but it is unclear as to which offering you are referring due to the multiple closings.
 Summary

Our Company, page 1
4. Please add a brief description of the company`s business.

Recent Developments, page 2
5. We note your responses to prior comments 3 and 5. In the fourth paragraph under this section, it appears that the first three sentences are repeated in the sentences that follow. Please advise or revise.
6. We note that you make reference to a "Closing Date" in the sixth paragraph of this section, but it does not appear that this term is defined. Please advise or revise.
7. We note your response to our prior comment 4 and acknowledge receipt of a Confidential Private Placement Memorandum dated August
31, 2005, a Canadian Offering Memorandum dated August 31, 2005 and a
Confidential Private Placement Memorandum dated October 12, 2005. It does not appear that we received the offering memorandum relating to the third private placement. Please advise.
8. We acknowledge receipt of copies of the Subscription Agreements and Registration Rights Agreements for each of the two private placements closed in the Fall of 2005 and the private placement closed in February 2006. Please file these agreements as exhibits to the Form SB-2.

Recent Financing Activities, page 2
9. We note the disclosure in your Form 10-QSB for the quarter ended
June 30, 2006 that a portion of the proceeds from the recent private placement is still held in escrow. Please update your disclosure to indicate that a portion is held in escrow and state the conditions that must be satisfied for all of the proceeds to be released.


The Offering, page 3
10. You state that 15,547,606 shares are being offered by the selling shareholders. Please revise this figure to include the stock you are registering that is issuable upon exercise of the warrants. We note that you state on the cover page of the prospectus that you are registering for resale 22,821,417 shares of common stock.

Selling Stockholders, page 17
11. Please update the information on this table to a more recent practicable date.
12. We note that you have identified several selling shareholders as affiliates of broker-dealers. Please identify any such selling shareholder as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
13. Disclose whether any selling shareholder is a broker-dealer. If any selling shareholder is a broker-dealer, please identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

Description of Securities

General
14. Please revise your disclosure, as appropriate, to reflect the recent amendments to your bylaws as disclosed in the 8-K filed
June
21, 2006 in this section and in Item 24, Part II. Finally, please file the amendment to your bylaws as an exhibit to the registration statement.

Exchangeable Shares, page 62
15. We note your response to our prior comment 15, and reissue it in part. Please state that 1203647 Alberta Inc. is a subsidiary of Gran
Tierra Energy, and describe how 1203647 Alberta Inc. will acquire the shares necessary to satisfy its obligations.









Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 65
16. We note your response to our prior comment 17 and your reference to the letter submitted by Moen and Company. Please specifically file this letter as an exhibit to the SB-2.
Exhibits

Exhibit 5.1, page II-3
17. Please obtain and submit a revised legal opinion that does not limit who may rely on it.

Financial Statements

Pro Forma Financial Statements for the three months ended March
31,
2006 and the year ended December 31, 2005, page F-36
18. We understand that you will be addressing the composition of the financial statements of your predecessor entity when responding to prior comment 2 in our letter dated August 8, 2006. It will be necessary for you to revise the pro forma presentation in accordance with the resolution of that matter.
19. Refer to your pro forma statement of operations for the three months ended March 31, 2006. We note on the "Provision for income taxes" line item that you refer to Note 3b. It appears that you may have meant to refer to Note 2b. If so, please revise the note reference accordingly.

Note 1 - Pro Forma Adjustments to the Consolidated Balance Sheet, page F-41

Note 3 - Purchase Price Allocation, page F-41
20. We note that $40,402,000 of the purchase price has been allocated to Argosy`s oil and gas properties. However, we note that you have adjusted the "Capital Assets" line item on the pro forma balance sheet to increase it by $39,776,000. Please disclose the underlying reason for this difference in the pro forma notes.

Note 4 - Basic and Diluted Earnings Per Share, page F-42
21. We note you have disclosed the number of shares used to compute the pro forma per share data. Please confirm the number of shares used in the pro forma per share data calculation considers the effect of the shares issued to finance the acquisition as if the acquisition had taken place as of January 1, 2005.



Argosy Energy International, LP Unaudited Interim Financial
Statements, page F-43
22. Please present a statement of income and statement of cash flows for the comparative interim period of the prior year, as required by
Items 310(b) and (c) of Regulation S-B.

Argosy Energy International, LP Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies and Practices, page F-71

(f) Asset Retirement Obligation, page F-72
23. We note that Argosy has accrued for costs related to environmental remediation and abandonment of wells belonging to the
Aporte Putumayo Contract. Please explain to us why you did not increase your asset retirement obligation for this assumed obligation as of the date the business combination transaction was consummated.

Note 7 - Pension Plan, page F-76
24. Please present a reconciliation of the beginning and ending balances of the benefit obligation related to Argosy`s benefit plan as required by paragraph 5a of SFAS 132R.

Note 12 - Disagreements Between Argosy Energy International and Ecopetrol, page F-81
25. We note your disclosure in which you explain you and your customer have interpreted certain key terms of a contract differently, and you are currently seeking resolution through legal proceedings. In addition, we note you have presented an estimated value of the possible loss that you may incur if the legal proceedings do not result in your favor. Please disclose whether you have accrued any amount of this possible loss in your financial statements.

Supplemental Oil and Gas Information (Unaudited), page F-83
26. We note that Argosy has capitalized unproved oil and property costs that are not yet subject to amortization. Please comply with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X, which requires a description of the current status of the significant unproved properties, including the anticipated timing of the inclusion of the associated costs in the amortization computation; and a table showing by categories the costs making up the unproved oil and gas properties account balance.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jenifer Gallagher at (202) 551-3706 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna
Levy
at (202) 551-3292 or me at (202) 551-3745 with any other
questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	Jason Scott, Esq.
      Jenifer Gallagher (SEC)
      Donna Levy (SEC)

Mr.  Dana Coffield
Gran Tierra Energy Inc.
Page 7